UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                SCHEDULE 13D

                 UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. 3)*

                       NEXTLINK COMMUNICATIONS, INC.
---------------------------------------------------------------------------
                              (Name of Issuer)

              CLASS A COMMON STOCK, PAR VALUE $0.02 PER SHARE
---------------------------------------------------------------------------
                       (Title of Class of Securities)

                                 65333H707
---------------------------------------------------------------------------
                               (CUSIP Number)

FRIED, FRANK, HARRIS, SHRIVER & JACOBSON    FORSTMANN LITTLE & CO. SUBORDINATED
     ONE NEW YORK PLAZA                          DEBT & EQUITY MANAGEMENT BUYOUT
     NEW YORK, NY  10004                         PARTNERSHIP-VII, L.P.
     ATTN:  ROBERT C. SCHWENKEL, ESQ.       FORSTMANN LITTLE & CO. EQUITY
     (212) 859-8000                              PARTNERSHIP-VI, L.P.
                                            FL FUND, L.P.
                                            C/O FORSTMANN LITTLE & CO.
                                                 767 FIFTH AVENUE
                                                 NEW YORK, NY  10153
                                                 ATTN:  MR. WINSTON W. HUTCHINS
                                                 (212) 355-5656

    (Name, Address and Telephone Number of Person Authorized to Receive
                        Notices and Communications)

                                JULY 6, 2000
          -------------------------------------------------------
          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                             SCHEDULE 13D

CUSIP No. 65333H707                                      Page 2 of 14 Pages

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

    FORSTMANN LITTLE & CO. SUBORDINATED DEBT AND EQUITY MANAGEMENT BUYOUT PARTNERSHIP-VII, L.P.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [x]

3   SEC USE ONLY

4   SOURCE OF FUNDS*

    OO

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    DELAWARE

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           26,976,283**

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       0

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         26,976,283**

                10  SHARED DISPOSITIVE POWER

                             SCHEDULE 13D

CUSIP No. 65333H707                                      Page 3 of 14 Pages

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    26,976,283**

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    9.7%

14  TYPE OF REPORTING PERSON*

    PN


                   *SEE INSTRUCTIONS BEFORE FILLING OUT!
        INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

** Section 8(a)(i) of the Certificate of Designation of the Powers, Preferences and Relative, Participating, Optional and Other Special Rights of Series C Cumulative Convertible Participating Preferred Stock (the "Series C Preferred") and Qualifications, Limitations and Restrictions Thereof (the "Series C Certificate of Designation") sets forth a formula for determining the number of shares of Class A Common Stock issuable, as at any date, upon conversion of the Series C Preferred. The number of shares referred to in items 7, 9 and 11 above was calculated in accordance with such formula assuming that the Conversion Price and the Net Realizable FMV (each such term as defined in the Series C Certificate of Designation) equal $31.625. Section 8(a)(i) of the Series G Certificate of Designation (as defined below) sets forth a formula for determining the number of shares of Class A Common Stock issuable, as at any date, upon conversion of the Series G Preferred. The number of shares referred to in items 7, 9 and 11 above was calculated in accordance with such formula assuming that the Conversion Price and the Net Realizable FMV (each such term as defined in the Series G Certificate of Designation) equal $31.625.

                             SCHEDULE 13D

CUSIP No. 65333H707                                      Page 4 of 14 Pages

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

    FORSTMANN LITTLE & CO. EQUITY PARTNERSHIP-VI, L.P.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [x]

3   SEC USE ONLY

4   SOURCE OF FUNDS*

    OO

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    DELAWARE

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           12,525,754**

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       0

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         12,525,754**

                             SCHEDULE 13D

CUSIP No. 65333H707                                      Page 5 of 14 Pages

                10  SHARED DISPOSITIVE POWER

                    0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    12,525,754**

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    4.7%

14  TYPE OF REPORTING PERSON*

    PN


                   *SEE INSTRUCTIONS BEFORE FILLING OUT!
        INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

** Section 8(a)(i) of the Certificate of Designation of the Powers, Preferences and Relative, Participating, Optional and Other Special Rights of Series D Convertible Participating Preferred Stock (the "Series D Preferred") and Qualifications, Limitations and Restrictions Thereof (the "Series D Certificate of Designation") sets forth a formula for determining the number of shares of Class A Common Stock issuable, as at any date, upon conversion of the Series D Preferred. The number of shares referred to in items 7, 9 and 11 above was calculated in accordance with such formula assuming that the Conversion Price and the Net Realizable FMV (each such term as defined in the Series D Certificate of Designation) equal $31.625. Section 8(a)(i) of the Series H Certificate of Designation (as defined below) sets forth a formula for determining the number of shares of Class A Common Stock issuable, as at any date, upon conversion of the Series H Preferred. The number of shares referred to in items 7, 9 and 11 above was calculated in accordance with such formula assuming that the Conversion Price and the Net Realizable FMV (each such term as defined in the Series H Certificate of Designation) equal $31.625.

                             SCHEDULE 13D

CUSIP No. 65333H707                                      Page 6 of 14 Pages

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

    FL FUND, L.P.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [x]

3   SEC USE ONLY

4   SOURCE OF FUNDS*

    OO

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    DELAWARE

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           23,651**

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       0

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         23,651**

                             SCHEDULE 13D

CUSIP No. 65333H707                                      Page 7 of 14 Pages

                10  SHARED DISPOSITIVE POWER

                    0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    23,651**

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    0.0%

14  TYPE OF REPORTING PERSON*

    PN


                   *SEE INSTRUCTIONS BEFORE FILLING OUT!
        INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

** Section 8(a)(i) of the Series D Certificate of Designation sets forth a formula for determining the number of shares of Class A Common Stock issuable, as at any date, upon conversion of the Series D Preferred. The number of shares referred to in items 7, 9 and 11 above was calculated in accordance with such formula assuming that the Conversion Price and the Net Realizable FMV (each such term as defined in the Series D Certificate of Designation) equal $31.625. Section 8(a)(i) of the Series H Certificate of Designation sets forth a formula for determining the number of shares of Class A Common Stock issuable, as at any date, upon conversion of the Series H Preferred. The number of shares referred to in items 7, 9 and 11 above was calculated in accordance with such formula assuming that the Conversion Price and the Net Realizable FMV (each such term as defined in the Series H Certificate of Designation) equal $31.625.

ITEM 3.   Source and Amount of Funds or Other Consideration
          -------------------------------------------------

Item 3 is hereby amended to add the following:

As more fully described in Item 6 below, on July 6, 2000, pursuant to the June Stock Purchase Agreement, the FL Partnerships acquired an aggregate of 268,750 shares of Series G Preferred for an aggregate purchase price of $269,406,250 and an aggregate of 131,250 shares of Series H Preferred for an aggregate purchase price of $132,343,750. As of July 6, 2000, the shares of Series G Preferred and Series H Preferred owned by the FL Partnerships are convertible into 12,648,219 shares of Common Stock.

The FL Partnerships obtained the funds to purchase the Series G Preferred and Series H Preferred from capital contributions made by the partners of each of the FL Partnerships.

ITEM 5.   Interest in Securities of the Issuer
          ------------------------------------

Item 5 is hereby amended as follows:

     The following information is as of July 6, 2000:

     (I) MBO-VII:

     (a) Amount Beneficially Owned:

     MBO-VII directly owns 584,375 shares of Series C Preferred, which are convertible into 18,478,260 shares of Common Stock, assuming the conversion of all Preferred Stock pursuant to Section 8(a)(i) of the Certificate of Designation of the Powers, Preferences and Relative, Participating, Optional and Other Special Rights of the Series C Preferred (the "Series C Certificate of Designation"), which sets forth a formula for determining the number of shares of Class A Common Stock issuable, as at any date, upon conversion of the Series C Preferred. The number of shares of Common Stock referred to above was calculated in accordance with such formula assuming that the Conversion Price and the Net Realizable FMV (each such term as defined in the Series C Certificate of Designation) equal $31.625.

     MBO-VII directly owns 268,750 shares of Series G Preferred, which are convertible into 8,498,023 shares of Common Stock, assuming the conversion of all Series G Preferred and Series H Preferred pursuant to Section 8(a)(i) of the Series G Certificate of Designation (as defined below), which sets forth a formula for determining the number of shares of Class A Common Stock issuable, as at any date, upon conversion of the Series G Preferred. The number of shares of Common Stock referred to above was calculated in accordance with such formula assuming that the Conversion Price and the Net Realizable FMV (each such term as defined in the Series G Certificate of Designation) equal $31.625.

     FLC XXXIII Partnership ("FLC XXXIII"), a New York general partnership having its principal business office at the address set forth in response to Item 2(b) of this statement, is the general partner of MBO-VII. Theodore
J. Forstmann, Nicholas C. Forstmann, Sandra J. Horbach, Thomas H. Lister, Winston W. Hutchins, S. Joshua Lewis, Jamie C. Nicholls (each a United States citizen with his or her principal place of business being at the address set forth in response to Item 2(b) of this statement), and Tywana LLC, a North Carolina limited liability company having its principal business office at 201 North Tryon Street, Suite 2450, Charlotte, N.C. 28202, are the general partners of FLC XXXIII.

     The shares of Series C Preferred and Series G Preferred beneficially owned by MBO-VII as calculated above are convertible into approximately 9.7% of the Common Stock outstanding, based on calculations made in accordance with Rule 13d-3(d) of the Securities and Exchange Act of 1934, as amended, and there being 252,392,786 shares of Common Stock outstanding, based on a representation and warranty of NEXTLINK in the June Stock Purchase Agreement and after giving effect to the Concentric merger and a stock dividend paid by NEXTLINK on June 15, 2000 (the "Stock Dividend") in which NEXTLINK paid a one-for-one stock dividend to each share of Common Stock which was issued and outstanding on June 1, 2000.

     (b) Assuming conversion of all shares of Series C Preferred and Series G Preferred beneficially owned by MBO-VII, number of shares as to which MBO-VII has:

          (i)  sole power to vote or to direct the vote - 26,976,283.

          (ii) shared power to vote or to direct the vote -- None.

          (iii) sole power to dispose or to direct the disposition of - 26,976,283.

          (iv) shared power to dispose or to direct the disposition of --
               None.

     (II) Equity-VI:

     (a) Amount Beneficially Owned:

     Equity-VI directly owns 265,075 shares of Series D Preferred, which are convertible into 8,381,818 shares of Common Stock, assuming the conversion of all Preferred Stock pursuant to Section 8(a)(i) of the Certificate of Designation of the Powers, Preferences and Relative, Participating, Optional and Other Special Rights of the Series D Preferred (the "Series D Certificate of Designation"), which sets forth a formula for determining the number of shares of Class A Common Stock issuable, as at any date, upon conversion of the Series D Preferred. The number of shares of Common Stock referred to above was calculated in accordance with such formula assuming that the Conversion Price and the Net Realizable FMV (each such term as defined in the Series D Certificate of Designation) equal $31.625.

     Equity-VI directly owns 131,052 shares of Series H Preferred, which are convertible into 4,143,936 shares of Common Stock, assuming the conversion of all Series H Preferred and Series G Preferred pursuant to
Section 8(a)(i) of the Series H Certificate of Designation (as defined below), which sets forth a formula for determining the number of shares of Class A Common Stock issuable, as at any date, upon conversion of the Series H Preferred. The number of shares of Common Stock referred to above was calculated in accordance with such formula assuming that the Conversion Price and the Net Realizable FMV (each such term as defined in the Series H Certificate of Designation) equal $31.625.

     FLC XXXII Partnership, L.P. ("FLC XXXII"), a New York limited partnership having its principal business office at the address set forth in response to Item 2(b) of this statement, is the general partner of Equity-VI. Theodore J. Forstmann, Nicholas C. Forstmann, Sandra J. Horbach, Thomas H. Lister, Winston W. Hutchins, S. Joshua Lewis, Jamie C. Nicholls (each a United States citizen with his or her principal place of business being at the address set forth in response to Item 2(b) of this statement), and Tywana LLC, a North Carolina limited liability company having its principal business office at the address set forth in Item 5(i)(a) of this statement, are the general partners of FLC XXXII.

     The shares of Series D Preferred and Series H Preferred beneficially owned by Equity-VI as calculated above are convertible into approximately 4.7% of the Common Stock outstanding, based on calculations made in accordance with Rule 13d-3(d) of the Exchange Act and there being 252,392,786 shares of Common Stock outstanding, based on a representation and warranty of NEXTLINK in the June Stock Purchase Agreement and after giving effect to the Concentric merger and the Stock Dividend.

     (b) Assuming conversion of all shares of Series D Preferred and Series H Preferred beneficially owned by Equity-VI, number of shares as to which Equity-VI has:

          (i)  sole power to vote or to direct the vote - 12,525,754.

          (ii) shared power to vote or to direct the vote -- None.

          (iii) sole power to dispose or to direct the disposition of - 12,525,754.

          (iv) shared power to dispose or to direct the disposition of --
               None.

     (III) FL Fund:

     (a)  Amount Beneficially Owned:

     FL Fund directly owns 550 shares of Series D Preferred, which are convertible into 17,391 shares of Common Stock, assuming the conversion of all Preferred Stock pursuant to Section 8(a)(i) of the Series D Certificate of Designation, which sets forth a formula for determining the number of shares of Class A Common Stock issuable, as at any date, upon conversion of the Series D Preferred. The number of shares of Common Stock referred to above was calculated in accordance with such formula assuming that the Conversion Price and the Net Realizable FMV (each such term as defined in the Series D Certificate of Designation) equal $31.625.

     FL Fund directly owns 198 shares of Series H Preferred, which are convertible into 6,260 shares of Common Stock, assuming the conversion of all Series H Preferred and Series G Preferred pursuant to Section 8(a)(i) of the Series H Certificate of Designation, which sets forth a formula for determining the number of shares of Class A Common Stock issuable, as at any date, upon conversion of the Series H Preferred. The number of shares of Common Stock referred to above was calculated in accordance with such formula assuming that the Conversion Price and the Net Realizable FMV (each such term as defined in the Series H Certificate of Designation) equal $31.625.

     FLC XXXI Partnership, L.P. ("FLC XXXI"), a New York limited partnership having its principal business office at the address set forth in response to Item 2(b) of this statement, is the general partner of FL Fund. FLC XXIX Partnership, L.P. ("FLC XXIX"), a New York limited partnership, and FLC XXXIII are the general partners of FLC XXXI. Theodore
J. Forstmann, Nicholas C. Forstmann, Sandra J. Horbach, Thomas H. Lister, Winston W. Hutchins, S. Joshua Lewis, Jamie C. Nicholls (each a United States citizen with his or her principal place of business being at the address set forth in response to Item 2(b) of this statement), and Tywana LLC, a North Carolina limited liability company having its principal business office at the address set forth in Item 5(i)(a) of this statement, are the general partners of each of FLCXXIX and FLC XXXIII.

     The shares of Series D Preferred and Series H Preferred beneficially owned by FL Fund as calculated above are convertible into less than 0.1% of the Common Stock outstanding, based on calculations made in accordance with Rule 13d-3(d) of the Exchange Act and there being 252,392,786 shares of Common Stock outstanding, based on a representation and warranty of NEXTLINK in the June Stock Purchase Agreement and after giving effect to the Concentric Merger and the Stock Dividend.

     (b) Assuming conversion of all shares of Series D Preferred and Series H Preferred beneficially owned by FL Fund, number of shares as to which FL Fund has:

          (i)  sole power to vote or to direct the vote - 23,651.

          (ii) shared power to vote or to direct the vote -- None.

          (iii) sole power to dispose or to direct the disposition of -
                23,651.

          (iv) shared power to dispose or to direct the disposition of --
               None.

     (iv) Except as set forth above, neither MBO-VII, Equity-VI or FL Fund nor, to the knowledge of MBO-VII, Equity-VI or FL Fund, any person identified in Schedule I, beneficially owns any shares of Common Stock or has effected any transactions in shares of Common Stock during the preceding 60 days.

     (v) The right to receive dividends on, and proceeds from the sale of, the shares of Common Stock beneficially owned by the FL Partnerships is governed by the limited partnership agreements of each such entities, and such dividends or proceeds may be distributed with respect to numerous general and limited partnership interests.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
          -------------------------------------------------------------

Item 6 is hereby amended to add the following paragraph immediately before the last paragraph thereof:

Series G and Series H Closing
-----------------------------

     The closing under the June Stock Purchase Agreement took place on July 6, 2000. At the closing, MBO-VII acquired 268,750 shares of Series G Preferred for a purchase price of $269,406,250, Equity-VI acquired 131,052 shares of Series H Preferred for a purchase price of $132,143,750 and FL Fund acquired 198 shares of Series H Preferred for a purchase price of $200,000. The Certificate of Designation of the Powers, Preferences and Relative, Participating, Optional and Other Special Rights of Series G Cumulative Convertible

Participating Preferred Stock and Qualifications, Limitations and Restrictions Thereof was filed with the Delaware Secretary of State on July 5, 2000 (the "Series G Certificate of Designation") previously filed as
Exhibit 9 to this Schedule 13D (which is identical in form to the Form of Series G Certificate of Designation (but with July 26, 2000 designated therein as the date of a special dividend pursuant to Section 4 (a) thereof)). The Certificate of Designation of the Powers, Preferences and Relative, Participating, Optional and Certificate of Designation of the Powers, Preferences and Relative, Participating, Optional and Other Special Rights of Series H Convertible Participating Preferred Stock and Qualifications, Limitations and Restrictions Thereof was filed with the Delaware Secretary of State on July 5, 2000 (the "Series H Certificate of Designation") (which is identical in form to the Form of Series H Certificate of Designation previously filed as Exhibit 10 to this Schedule
13D). An Amended and Restated Registration Rights Agreement (the "Amended and Restated Registration Rights Agreement") was entered into by and among NEXTLINK and the FL Partnerships on July 6, 2000 (which is identical in form to the Form of Amended and Restated Registration Rights Agreement previously filed as Exhibit 8 to this Schedule 13D).

                                 SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July 10, 2000

                                FORSTMANN LITTLE & CO. SUBORDINATED
                                DEBT AND EQUITY MANAGEMENT BUYOUT
                                PARTNERSHIP-VII, L.P.

                                By: FLC XXXIII Partnership
                                    its general partner

                                By: /s/ Winston W. Hutchins
                                    ---------------------------------------
                                    Winston W. Hutchins,
                                    a general partner

                                FORSTMANN LITTLE & CO. EQUITY
                                PARTNERSHIP-VI, L.P.

                                By: FLC XXXII Partnership, L.P.
                                    its general partner

                                By: /s/ Winston W. Hutchins
                                    ---------------------------------------
                                    Winston W. Hutchins,
                                    a general partner

                                FL FUND, L.P.

                                By: FLC XXXI Partnership, L.P.
                                    its general partner

                                    By: FLC XXIX Partnership, L.P.
                                        a general partner

                                    By:  /s/ Winston W. Hutchins
                                         ----------------------------------
                                         Winston W. Hutchins,
                                         a general partner

                                                                 Schedule I
                                                                 ----------

                          FLC XXXIII Partnership:
                             General Partner of
                                  MBO-VII
                                  -------

     FLC XXXIII Partnership, a New York general partnership ("FLC XXXIII"), is the general partner of MBO-VII. Its purpose is to act as general partner of MBO-VII and other limited partnerships affiliated with MBO-VII. The address of the principal office of FLC XXXIII is c/o Forstmann Little & Co., 767 Fifth Avenue, New York, NY 10153.

                                Partners of
                                 FLC XXXIII
                                 ----------

     The following are the general partners of FLC XXXIII, the general partner of MBO-VII. All of the persons listed below are general partners of partnerships affiliated with Forstmann Little & Co., a private investment firm. With the exception of Tywana LLC, the business address of each is 767 Fifth Avenue, New York, NY 10153 and each is a citizen of the United States. Tywana LLC is a North Carolina limited liability company having its principal business office at 201 North Tryon Street, Suite 2450, Charlotte, N.C. 28202.

                           Theodore J. Forstmann
                           Nicholas C. Forstmann
                           Sandra J. Horbach
                           Winston W. Hutchins
                           Thomas H. Lister
                           Tywana LLC
                           S. Joshua Lewis
                           Jamie C. Nicholls


                        FLC XXXII Partnership, L.P.:
                             General Partner of
                                 Equity-VI
                                 ---------

     FLC XXXII Partnership, L.P., a New York limited partnership ("FLC XXXII"), is the general partner of Equity-VI. Its purpose is to act as general partner of Equity-VI and other limited partnerships affiliated with Equity-VI. The address of the principal office of Equity-VI is c/o Forstmann Little & Co., 767 Fifth Avenue, New York, NY 10153.


                            General Partners of
                                 FLC XXXII
                                 ---------

     The following are the general partners of FLC XXXII, the general partner of Equity-VI. All of the persons listed below are general partners of partnerships affiliated with Forstmann Little & Co., a private investment firm. With the exception of Tywana LLC, the business address of each is 767 Fifth Avenue, New York, NY 10153 and each is a citizen of the United States. Tywana LLC is a North Carolina limited liability company having its principal business office at 201 North Tryon Street, Suite 2450, Charlotte, N.C. 28202.

                           Theodore J. Forstmann
                           Nicholas C. Forstmann
                           Sandra J. Horbach
                           Thomas H. Lister
                           Winston W. Hutchins
                           Tywana LLC
                           S. Joshua Lewis
                           Jamie C. Nicholls


                        FLC XXXI Partnership, L.P.:
                             General Partner of
                                  FL Fund
                                  -------

     FLC XXXI Partnership, L.P., a New York limited partnership ("FLC XXXI"), is the general partner of FL Fund. Its purpose is to act as general partner of FL Fund and other limited partnerships affiliated with FL Fund. The address of the principal office of FL Fund is c/o Forstmann Little & Co., 767 Fifth Avenue, New York, NY 10153.


                            General Partners of
                                  FLC XXXI
                                  --------

FLC XXIX Partnership, L.P., a New York limited partnership ("FLC XXIX"), and FLC XXXIII are the general partners of FLC XXXI, the general partner of FL Fund. Their purpose is to act as general partner of FLC XXXI and other limited partnerships affiliated with FLC XXXI. The address of the principal office of each of FLC XXIX and FLC XXXIII is c/o Forstmann Little & Co., 767 Fifth Avenue, New York, NY 10153.


                            General Partners of
                          FLC XXIX and FLC XXXIII
                          -----------------------

     The following are the general partners of FLC XXIX and FLC XXXIII, the general partners of FLC XXXI. All of the persons listed below are general partners of partnerships affiliated with Forstmann Little & Co., a private investment firm. With the exception of Tywana LLC, the business address of each is 767 Fifth Avenue, New York, NY 10153 and each is a citizen of the United States. Tywana LLC is a North Carolina limited liability company having its principal business office at 201 North Tryon Street, Suite 2450, Charlotte, N.C. 28202.

                           Theodore J. Forstmann
                           Nicholas C. Forstmann
                           Sandra J. Horbach
                           Thomas H. Lister
                           Winston W. Hutchins
                           Tywana LLC
                           S. Joshua Lewis
                           Jamie C. Nicholls